[Letterhead of Gibson, Dunn & Crutcher LLP]
April 6, 2011
VIA EDGAR TRANSMISSION

Division of Corporation Finance United States Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549-3628
Attn:	Mark P. Shuman Matthew Crispino

Re:	Stratus Technologies Bermuda Holdings Ltd. Pre-effective Amendment No. 1 to Registration Statement on Form F-4 Filed March 9, 2011 File No. 333-171863
Dear Messrs. Shuman and Crispino:
Reference is made to your letter, dated March 24, 2011 (the “Comment Letter”), setting forth the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), concerning Amendment No. 1 to the Registration Statement on Form F-4 (File No. 333-171863) filed by Stratus Technologies Bermuda Holdings Ltd., Stratus Technologies Bermuda Ltd., Stratus Technologies, Inc. and the subsidiary guarantors (collectively, the “Registrants”) on March 9, 2011 (the “Registration Statement”). On behalf of the Registrants we hereby submit the Registrants’ written response to the Comment Letter.
The numbered paragraphs and headings in this response letter correspond to the original numbered paragraphs and headings in the Comment Letter. For ease of reference, we have repeated the Staff’s comments in bold text preceding each of the responses.
General
1.	We note your response to prior comment 1. When determining the percentage of outstanding voting securities held by U.S. residents for the purpose of evaluating foreign private issuer status, a company must look through nominee accounts to determine the number of non-nominee U.S. holders. Refer to the Instruction to Paragraph (c)(1) of Rule 3b-4 and Rule 12g3-2(a). We note that MidOcean Partners is headquartered in New York and that Intel Capital is a Delaware Corporation. It appears, therefore, that these entities are residents of the United States and, therefore, the percentage of Stratus Technologies Bermuda Holdings’ (“Stratus”) voting securities held by non-U.S. residents is below 50%. Accordingly, please

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April 6, 2011

address in your response letter whether Stratus meets the conditions in paragraph (1)(ii) of the definition of foreign private issuer in Rule 405, or advise.

As discussed in more detail below, Stratus Technologies Bermuda Holdings Ltd. (“Stratus”) meets the conditions of paragraph (1)(ii) of the Rule 405 definition of “foreign private issuer.” Significantly, it is our strong view that Technology Holdings Ltd. (“Technology Holdings”) is not a “nominee” or other entity through which one should look in determining the holder of record under the applicable provisions of Rule 405 of the Securities Act of 1933, as amended (the “Securities Act”) and Rule 3b-4, Rule 12g3-2(a) and Rule 12g5-1 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As a result, since Technology Holdings is a non-U.S. record holder of Stratus, fewer than 50% of the outstanding voting securities of Stratus are directly or indirectly owned of record by residents of the United States, and Stratus therefore qualifies as a foreign private issuer.

Further, while we do not believe it is necessary to get to this point to address the foreign private issuer question with respect to Stratus, we also bring to the Staff’s attention that, even if the direct record holders of Technology Holdings were to be attributed an “indirect” ownership interest in the shares of Stratus held of record by Technology Holdings, MidOcean Capital Partners Europe, L.P. (“MidOcean”) is a non-U.S. record holder of shares of Technology Holdings under the applicable provisions of Rule 405 under the Securities Act and Rule 3b-4, Rule 12g3-2(a) and Rule 12g5-1 under the Exchange Act. As a result, when such deemed indirect ownership attributable to MidOcean is taken together with any deemed indirect ownership attributable to the Investcorp Group and the direct non-U.S. resident share ownership of Stratus, under such a scenario fewer than 50% of the outstanding voting securities of Stratus would indirectly or directly be owned of record by residents of the United States. Stratus therefore would in any event qualify as a foreign private issuer.

We wish to advise the Staff that, while to the best of Stratus’ knowledge and belief the information contained in this letter and relating to Technology Holdings and the Technology Holdings Shareholders (as defined below) is accurate, Stratus’ management has only limited insight into the operation, management, shareholdings and shareholders of Technology Holdings. For this reason, in connection with the Staff’s comments, we have made certain inquiries of MidOcean and, as to matters of Bermuda law, Bermuda counsel. Both we and Stratus have relied upon the results of these inquiries in responding to the Staff’s comments.

The remainder of our response to this comment number 1 discusses the foregoing in greater detail.

Mark P. Shuman and Matthew Crispino
April 6, 2011

Technology Holdings is Not a Nominee of the Technology Holdings Shareholders

Background. As described in our prior response to the Staff’s prior comment 1, Technology Holdings, a Bermuda exempted company, is the record owner of approximately 56.9% of the voting securities of Stratus, measured on an as-converted basis commensurate with voting power. All of the outstanding voting securities of Technology Holdings are in turn owned of record by certain private equity sponsors, namely Investcorp Stratus Limited Partnership, a Cayman Islands exempted limited partnership, and Stratus Holdings Limited, a Cayman Islands exempt company (collectively, the “Investcorp Group”); MidOcean, a Cayman Islands exempted limited partnership; and Intel Atlantic, Inc., a Delaware corporation (“Intel Atlantic” and, collectively with the Investcorp Group and MidOcean, the “Technology Holdings Shareholders”)).

Technology Holdings was initially formed in 2006 (more than three years prior to the Rule 144A high yield debt offering that resulted in the obligation to file the Registration Statement with the Commission), in connection with the reincorporation of Stratus Technologies Group S.A., the predecessor entity to Stratus Technologies Bermuda Holdings Ltd., from Luxembourg into Bermuda and certain related corporate reorganization transactions (the “2006 Reorganization”). The 2006 Reorganization, including the formation of Technology Holdings, was effected primarily for operating efficiency reasons, to reduce the financial and operational burden associated with maintaining a Luxembourg holding company. Stratus has represented to us that the 2006 Reorganization, and more specifically the formation of Technology Holdings in connection with the 2006 Reorganization, was not done in any way with a view towards seeking to circumvent the requirements of U.S. federal securities laws applicable to U.S. domestic issuers.

For the reasons set forth below, we respectfully submit that Technology Holdings is not, and should not be considered to be, a nominee of its investors within the meaning of Rule 12g3-2(a), and that in determining the holders of record of Stratus, a look-through analysis of Technology Holdings is not appropriate.

Technology Holdings is a Non-U.S. Holder of Record of Shares of Stratus. Under paragraph (1)(ii) of the definition of foreign private issuer, in order to qualify as a foreign private issuer, an issuer must not have more than 50 percent of its outstanding voting securities “directly or indirectly owned of record by residents of the United States.” In making such determination, the Instruction to Paragraph (c)(1) of Rule 3b-4 directs that one should follow the method of determining record ownership set out in Rule 12g3-2(a) to look through the account of brokers, dealers, banks and other nominees, except that one should limit the look-through inquiry articulated in Rule 12g3-2(a) to brokers,

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April 6, 2011

dealers, banks and other nominees located in either (i) the United States, (ii) the jurisdiction of incorporation of the registrant, or (iii) the jurisdiction that is the primary trading market of the voting securities of the registrant.

Although Technology Holdings is a resident of the jurisdiction of incorporation of Stratus, it is not a broker, dealer or nominee of the Technology Holdings Shareholders. Rather, Technology Holdings is a distinct corporate entity which should be treated as a single non-U.S. holder of record as determined in accordance with the requirements of Rule 12g5-1(a)(2).

Discussion of Nominee. The term “nominee” is not defined in the Securities Act, in the Exchange Act or, to our knowledge, in the rules and regulations of the Commission promulgated under the Securities Act or the Exchange Act.

However, in certain of its releases described more fully below, the Commission has commented on the use of nominees for the purpose of holding securities. In these releases, the Commission has suggested, consistent with our view of the meaning of the term “nominee” in the context of the holding of record of securities, that nominees are more commonly understood to be financial intermediaries (such as brokers, banks, trust companies and securities depositaries like the Depository Trust Company) who hold securities in record name for the account of customers.[1]

Black’s Law Dictionary defines the term “nominee” as “a person designated to act in place of another, usually in a very limited way.”[2] In our view, another way of thinking about this is that a nominee really is no more than the alter ego or a direct pass through vehicle of the person or entity on whose behalf it holds securities. Black’s Law Dictionary defines “nominee account” specifically in the securities context as follows:
A brokerage account in which the securities are owned by an investor but registered in the name of the brokerage firm. The certificate and the records of the issuing company show the brokerage as the holder of record. But the brokerage records show the investor as the beneficial owner of the securities in the nominee account. — Also termed street-name security.3

[1]	See, e.g., Street Name Study (as defined below), at 1; Concept Release (as defined below), at 16, 53.

[2]	Black’s Law Dictionary (9th ed. 2009).

[3]	Id.

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April 6, 2011

While we are not taking a position that forecloses the possibility that a person or entity which is not a securities intermediary in the traditional sense could in certain cases constitute a “nominee” of another person for the purpose of holding securities, we do strongly believe that a corporation or other entity such as Technology Holdings that has its own distinct and separate corporate existence, purpose and governance structures and that is not simply the alter ego or direct pass through vehicle of each of its owners, is not a “nominee” for purposes of the definition of “foreign private issuer” under Rule 405 under the Securities Act, or Rule 3b-4, Rule 12g3-2 or Rule 125-1 under the Exchange Act. Technology Holdings should be viewed no differently from any other operating company or joint venture.
In the Final Report of the Securities and Exchange Commission on the Practice of Recording the Ownership of Securities in the Records of the Issuer in Other than the Name of the Beneficial Owner of such Securities Pursuant to Section 12(m) of the Securities Exchange Act of 1934, Dec. 3, 1976 (the “Street Name Study”), the Commission stated the following:
Nominee name registration refers to arrangements used by institutional investors (insurance companies and investment companies among others) and financial intermediaries (brokers, banks and trust companies) for the registration of securities held by them for their own account or for the account of their customers who are the beneficial owners of the securities.4
The Street Name Study further states:
A nominee is, typically, a partnership formed exclusively to act as the recordholder of securities. Each of the nominee’s general partners is an employee of the professional fiduciary or corporate institutional investor and legally is empowered to make transfers of nominee stock. As employees depart or assume other duties, they retire from the partnership, and new partners are admitted so that the partnership continues as a creature of the parent entity. Often, the partnership name is short, is derived from the name of a partner or former partner, and includes at the end “& Co.,” the traditional indication of a partnership. The name may have no relation to the name of the fiduciary or institution for which the nominee acts.5

[4]	See Street Name Study, at 1.

[5]	Id. at 1 n.1 (emphasis added).

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April 6, 2011

More recently, in its Concept Release on the U.S. Proxy System dated July 14, 2010 (the “Concept Release”),6 in a discussion relating to issuer communications with shareholders that hold securities through nominees, the Commission cited the Street Name Study and reiterated the concept of a “nominee” as that of a securities intermediary, like a broker, dealer or other financial institution, that holds securities in name only, for the benefit and account of its customers. In a discussion of certain nominee coordination fees approved by the Financial Industry Regulatory Authority, Inc. (“FINRA”),7 the Commission noted in the Concept Release that “nominees” are “securities intermediaries that are either registered holders or identified on the DTC securities position listing” as the record owners of securities of a particular issuer.8
In our view, Technology Holdings cannot be considered a “nominee” of the Technology Holdings Shareholders within the meaning of the term as articulated in the definitions from Black’s Law Dictionary referred to above or as contemplated by the foregoing public statements of the Commission. Technology Holdings was not formed exclusively to act as the record holder of the securities of Stratus. It is not a securities intermediary, similar to a broker, dealer, bank or similar institution, nor does it function in a similar capacity to such entities. Technology Holdings is not legally empowered to make transfers of the stock of Stratus on behalf of any one Technology Holdings Shareholder. It is not the alter ego or proxy of the Technology Holdings Shareholders with respect to securities of Stratus held in name only on behalf of such Technology Holdings Shareholders. It does not hold bare title to the securities of Stratus for the benefit of each of the Technology Holdings Shareholders. Technology Holdings’ functions include more than the mere receipt and distribution of funds for the benefit of the Technology Holdings Shareholders. As described in greater detail below, Technology Holdings much more closely resembles a joint venture among the Technology Holdings Shareholders than a “nominee.”

[6]	Release No. 34-62495.

[7]	See FINRA Rule 2251.

[8]	Concept Release, at 53 (emphasis added). The Concept Release also describes the most common nominee arrangement in the United States, namely the arrangement between Cede & Co., as nominee of the Depositary Trust Company (“DTC”). As described in the Concept Release, DTC is a registered clearing agency that acts as a securities depositary for its participants, who are brokers, dealers and banks. Such brokers, dealers and banks hold securities for the accounts of their customers through DTC. DTC provides custody and book-entry transfer services of securities transactions, accepting deposits of securities from its participants, crediting those securities to the depositing participants’ accounts, and effecting book-entry movements of those securities. The nominee of DTC is Cede & Co., which appears in an issuer’s stock records as the sole registered owner of securities deposited at DTC. See id. at 16.

Mark P. Shuman and Matthew Crispino
April 6, 2011

In light of the foregoing and as further discussed below, Technology Holdings, as a distinct and separate corporate entity with its own independent corporate governance mechanisms, is not a “nominee,” and it is our view that its status as a distinct and separate corporate entity is required to be respected for the purpose of determining the record ownership of Stratus.
          Technology Holdings is Distinct and Separate Corporate Entity. As opposed to being the “nominee” of the Technology Holdings Shareholders, Technology Holdings is a distinct and separate corporate entity with its own independent governance mechanisms, more analogous to a joint venture arrangement among the Technology Holdings Shareholders than to a nominee.
The governance structure of Technology Holdings, as set forth in its Memorandum of Association, its bye-laws (the “Bye-Laws”) and in a Shareholders Agreement dated August 28, 2006, as amended, among Technology Holdings, each of the members of the Investcorp Group, MidOcean, and Intel Atlantic (the “Shareholders Agreement”), involves a number of checks and balances relating to the ability of any of the Technology Holdings Shareholders to individually influence decisions made with respect to the shares of Stratus held by Technology Holdings. This governance structure supports the notion that, unlike a nominee, Technology Holdings is not merely the alter ego of any of the Technology Holdings Shareholders, but is rather much more like a joint venture through which the Technology Holdings Shareholders must cooperate in order to take actions relating to the shares of Stratus.
The share capital of Technology Holdings is designated into Ordinary Shares and Series A Preference Shares. Except where separate class meetings are required by Bermuda law or the Bye-Laws, Series A Preference Shares vote together with the Ordinary Shares on all corporate matters, with the Preference shares voting on an as-converted basis at a current conversion ratio of approximately 2.87 Ordinary Shares for each Series A Preference Share. As a result, the relative voting power of each of the Technology Holdings Shareholders with respect to each class of shares and on a total, as-converted basis is currently as follows:

			Total
	Percent of	Percent of Series A	Voting Control
Technology Holdings Shareholder	Ordinary Shares	Preference Shares	(As-Converted)
The Investcorp Group	100.0%	2.4%	56.5%
MidOcean	—	69.2%	30.8%
Intel Atlantic	—	28.4%	12.7%
Investcorp Group holds approximately 56.5% of the voting control of Technology Holdings on an as-converted basis. However, as explained in more detail below, the

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April 6, 2011

Investcorp Group alone does not solely control all actions taken by shareholders of Technology Holdings. What follows is a more detailed discussion of the checks and balances that make Technology Holdings much more similar to a joint venture than a nominee of any of its shareholders.
     Board of Directors. Pursuant to the Bye-Laws as Stratus understands them to currently be in effect, the board of directors of Technology Holdings is to consist of a maximum of 13 directors, of which the Investcorp Group has the right to appoint up to six directors, MidOcean has the right to appoint up to six directors, and Intel Atlantic has the right to appoint a single director.9 However, Stratus further understands that, pursuant to an amendment to the Shareholders Agreement entered into in connection with the recapitalization transactions that occurred on April 8, 2010 (which are described in detail in the Registration Statement), the Investcorp Group, MidOcean and Intel Atlantic have agreed to cause the board of directors of Technology Holdings to consist of eight directors going forward, with MidOcean (as a holder of approximately 69.2% of the outstanding Series A Preference Shares of Technology Holdings) effectively having the right to appoint six directors, the Investcorp Group (as a holder of all of the outstanding Ordinary Shares of Technology Holdings) effectively having the right to appoint one director and Intel Atlantic (as a holder of approximately 28.4% of the outstanding Series A Preference Shares of Technology Holdings) effectively having the right to appoint one director. We have been informed by Bermuda counsel that amendments to the Bye-Laws to conform to this agreement are currently pending.
     Technology Holdings Shareholders’ Rights. We have been informed by Bermuda counsel that, under Bermuda law and the Bye-laws, the approval of specified majorities of the shareholders of Technology Holdings in excess of a simple majority will be required to take certain fundamental corporate actions, including compromises and schemes of arrangements and amalgamations. These requirements effectively mean that any such actions could be prevented or blocked by any one of the Investcorp Group, MidOcean or Intel Atlantic. Moreover, Bermuda counsel further informs us that, save where a greater majority or the approval of separate classes of shares is required under Bermuda law or the Bye-laws, certain other corporate actions, such as changes to the share capital of Technology Holdings or the winding up of Technology Holdings, require the approval of a simple majority of votes cast at a general meeting of shareholders, effectively giving the Investcorp Group (as the holder of approximately 56.5% of the total voting rights of Technology Holdings) the ability to prevent or block the action. We have

[9]	The Bye-Laws provide that, at any time that less than 13 directors have been appointed, each appointed director shall have additional voting rights to reflect the number of directors that their appointing shareholder would have had the right to appoint under the Bye-Laws, even though such directors have not been appointed.

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been further informed that, under Bermuda law and the Bye-laws, where any action is proposed which would have the effect of varying the special rights attaching to any class of shares of Technology Holdings, such action will require the approval of a majority of the holders of such class of shares, voting separately as a class.10
     Objects Clause. In addition to the other governance provisions described above, the objects clause included in the memorandum of association of Technology Holdings dated June 13, 2006 (the “Memorandum of Association”) is appropriate to a distinct and separate corporate entity rather than for a nominee with only limited authority to make transfers of stock and receive and disperse funds.11
As is apparent from the above discussion, Technology Holdings is not the alter ego or proxy of any of the individual Technology Holdings Shareholders. Rather, Technology Holdings is a distinct and separate corporate entity with its own corporate governance mechanisms which govern the relationship among Technology Holdings and the Technology Holdings Shareholders. Similar to a joint venture arrangement, the Technology Holdings Shareholders must determine how to manage the affairs of Technology Holdings by working together in accordance with the various governance mechanisms in place at Technology Holdings. Decisions relating to the voting or disposition of shares of Stratus held by Technology Holdings are not taken simply in proportion to the respective economic ownership positions of each of the Technology Holdings Shareholders.
We believe the foregoing strongly supports the conclusion that Technology Holdings’ status as a corporate entity distinct and separate from the Technology Holdings Shareholders must be respected for the purpose of determining the identity of the record

[10]	In addition to the above consent rights, under the Bye-Laws MidOcean (with approximately 69.2% of the Series A Preference Shares of Technology Holdings) effectively holds negative consent rights relating to certain corporate actions of Technology Holdings which require the consent of at least 60% of the Series A Preference Shares, voting separately as a class, including actions which effectively limit the ability of Technology Holdings to dispose of shares of Stratus worth more than $50 million in value (or $25 million if the disposition is to an “affiliate” of Technology Holdings), as well as limit the ability of Technology Holdings to effect certain change of control transactions or sales of all or substantially all of the assets of Technology Holdings.

[11]	The objects clause included in Section 6(i) of the Memorandum of Association states that the objects for which Technology Holdings is formed and incorporated are “to engage in any business, or businesses, and in any acts or activities which are not prohibited under any law for the time being in force in the Islands of Bermuda and to not engage in any insurance business, act or activities or any other business act or activities which are restricted pursuant to the Ninth Schedule of the Companies Act, 1981 (as amended from time to time) unless in receipt of the appropriate license or permission form [sic] the appropriate regulatory authority.”

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owners of Stratus, and that Technology Holdings should be respected as a single non-U.S. holder of record for purposes of determining Stratus’ status as a foreign private issuer.
Stratus Would Still Qualify as a Foreign Private Issuer Even if Record Ownership of Stratus is Indirectly Attributed to the Technology Holdings Shareholders.
As evident from the above discussion, we do not believe that Technology Holdings can be considered a “nominee” of the Technology Holdings Shareholders. That said, and although we do not believe such a position to be consistent with the requirements of the federal securities laws as applicable in the current context, even if the holders of record of Technology Holdings were deemed indirectly to own the shares of Stratus held by Technology Holdings, Stratus would still qualify as a foreign private issuer under the definition articulated in Rule 405 under the Securities Act.
If one were to disregard Technology Holdings and indirectly attribute to the Technology Holdings Shareholders ownership of Stratus shares in proportion to the Technology Holdings Shareholders’ respective record ownership of Technology Holdings, a 32.2% ownership interest in Stratus might be considered “indirectly” attributable to the Investcorp Group, a 17.5% ownership interest in Stratus might be considered “indirectly” attributable to MidOcean, and a 7.2% ownership interest in Stratus might be considered “indirectly” attributable to Intel Atlantic. In this circumstance, the shares that might be considered attributable to the Investcorp Group and MidOcean would be considered shares held of record by non-U.S. residents, and the shares that might be considered attributable to Intel Atlantic would be considered shares held of record by a U.S. resident.12
Based on the Staff’s comment, we believe the Staff may be of the view that any 17.5% ownership interest in Stratus that could be considered “indirectly” attributable to MidOcean could be treated as held of record by a U.S. resident. We respectfully disagree

[12]	As disclosed in our prior response to the Staff’s prior comment 1, as of January 24, 2011, Technology Holdings was the holder of record of shares representing approximately 56.9% of the outstanding voting securities of Holdings, measured on an as-converted basis commensurate with the voting power attributable to such securities. As of such date, the Investcorp Group, MidOcean and Intel Atlantic were each the holders of record, respectively, of securities representing approximately 56.5%, 30.8% and 12.7% of the voting power of Technology Holdings, also measured on an as-converted basis commensurate with the voting power attributable to such securities. If the ownership percentages of each of the Technology Holdings Shareholders were attributed to the ownership interest of Technology Holdings in Holdings, that would translate into an approximate “indirect” ownership in Holdings of approximately 32.2%, 17.5% and 7.2% by the Investcorp Group, MidOcean and Intel Atlantic, respectively.

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with this view. MidOcean, which is identified on the share register of Technology Holdings as the owner of 4,542,399.00 Series A Preference Shares of Technology Holdings, is an exempted limited partnership formed under the laws of the Cayman Islands. As such, it is subject to the Exempt Limited Partnership Law in the Cayman Islands, and must register with the Registrar of Exempted Limited Partnership and pay annual return fees in the Cayman Islands. Its address as indicated on the share register of Technology Holdings is P.O. Box 26 GT, Grand Cayman, Cayman Islands. Under the definition of “foreign private issuer” articulated in Rule 405 under the Securities Act and the related provisions of Rule 12g3-2(a) and Rule 12g5-1 under the Exchange Act (and specifically Rule 12g5-1(a)(2) under the Exchange Act), MidOcean is a single non-U.S. holder of record of the shares of Technology Holdings.
As described above, the Instruction to Paragraph (c)(1) of Rule 3b-4 directs that one should follow the method of determining record ownership set out in Rule 12g3-2(a), to look through the account of brokers, dealers, banks and other nominees, except that one should limit the look-through inquiry articulated in Rule 12g3-2(a) to brokers, dealers, banks and other nominees located in either (i) the United States, (ii) the jurisdiction of incorporation of the registrant, or (iii) the jurisdiction that is the primary trading market of the voting securities of the registrant. MidOcean is not a broker, dealer, bank or other nominee. Further, MidOcean is located neither in the United States nor in Bermuda, the jurisdiction of incorporation of Stratus, and there is no trading market for the voting securities of Stratus. Thus a further look-through analysis of MidOcean in accordance with Rule 12g3-2(a) is not required, nor do we believe it is appropriate. Under Rule 12g5-1(a)(2), the Technology Holdings securities owned by MidOcean are to be considered held of record by one person. As a Cayman Islands entity, MidOcean is a non-U.S. resident holder of record of Technology Holdings shares.
While it is our view that any further look-through of MidOcean is not required under applicable securities laws, in order to provide the most complete response possible to the Staff’s comment, Stratus has requested certain additional information from MidOcean relating to the private equity funds through which MidOcean holds its investments. We understand from MidOcean that MidOcean itself has certain outside investors, with 80% of its economic profits allocable to MidOcean Partners, LP, a Cayman Islands exempted limited partnership (the “MidOcean Fund”) and 20% of the economic profits indirectly allocable to affiliates of a large and very well known European-based financial institution.13 We have been advised by MidOcean that it and the MidOcean Fund are not under common control with this financial institution.

[13]	MidOcean has advised us that the allocation of this 20% economic interest is made through two entities, one of which is a Delaware limited partnership affiliated with MidOcean (the “MidOcean Pass-Through Vehicle”) and
[Footnote continued on next page]

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April 6, 2011

The MidOcean Fund is the principal private equity fund through which outside investors indirectly participate in the economic profits and losses of MidOcean’s investment in Technology Holdings. It is itself a separate and distinct entity with multiple outside investors. For reasons similar to those articulated for MidOcean and Technology Holdings above, we do not believe that the MidOcean Fund is a broker, dealer, bank or other nominee of its investors. The MidOcean Fund is itself is a resident of the Cayman Islands, and not of Bermuda (the jurisdiction of incorporation of Technology Holdings) or the United States. Moreover, the MidOcean Funds’ investors have no ability to direct the voting of any equity securities held by the MidOcean Fund or the disposition of the investments made by the MidOcean Fund. For these reasons and others, even if MidOcean itself were disregarded as a separate and distinct legal entity, the look through of the MidOcean Fund would be unwarranted.14 Under 12g5-1(a)(2), any securities owned by the MidOcean Fund are to be considered held of record by one person. As a Cayman Islands entity, the MidOcean Fund is a non-U.S. resident holder of record of MidOcean.
We wish to advise the Staff that we have revised certain disclosures in the Registration Statement under the caption “Equity Ownership” beginning on page 94 to clarify the jurisdiction of residence of the MidOcean-affiliated entities described above.
The Staff suggested in its comment that “MidOcean Partners” is headquartered in New York. MidOcean has informed Stratus that none of MidOcean, the MidOcean Fund or any of the entities in the direct or indirect chain of ownership of MidOcean is headquartered in New York. As is extremely commonplace for private equity funds similar to the MidOcean Fund, the MidOcean Fund has entered into investment advisory the other of which is a non-U.S. affiliate of the European-based financial institution. MidOcean has further advised us that, though other arrangements exist for other investments of the MidOcean Fund in which this financial institution participates, all of the economic profits allocable to the MidOcean Pass-Through Vehicle associated with this investment in MidOcean are ultimately distributed to this financial institution and to current and former employees of affiliates of this financial institution. MidOcean has also advised us that a fixed allocation percentage between the Pass-Through Vehicle and the non-U.S. affiliate of the financial institution is not able to be determined, because the allocation of MidOcean’s income and proceeds between such entities fluctuates from period to period based on the relative financial performance of MidOcean. MidOcean has further informed us that definitive information about the identity and residence of the ultimate participants in this 20% economic interest is not readily available to it, and that certain of such participants may not be foreign residents.

[14]	We are aware of no situation where the Staff has previously suggested that the residence of the investors in a private equity fund are relevant in determining whether one of the private equity fund’s portfolio companies qualifies as a foreign private issuer. But even if such information were determined to be relevant, MidOcean has informed us that a number of the investors in the MidOcean Fund are themselves funds of funds, and that information about the identity and residence of the ultimate owners of such funds of funds is unavailable to it. To conduct any meaningful further look through of this entity would therefore be virtually impossible.

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agreements with certain entities under common control with MidOcean and the MidOcean Fund, pursuant to which such entities provide certain investment advisory services to MidOcean and the MidOcean Fund. For the MidOcean Fund, those entities are MidOcean US Advisor, LP, a Delaware limited partnership, and MidOcean UK Advisor, LLP, a United Kingdom limited liability partnership (collectively, the “Management Companies”).15 The Management Companies have offices in New York and in London, respectively. However, MidOcean has advised us that, though under common control with MidOcean and the MidOcean Fund, the Management Companies do not fall within the direct or indirect chain of ownership of MidOcean or the MidOcean Fund, each of which is a separate and distinct non-U.S. entity. We do not believe that the location of the Management Companies offices has any bearing on whether MidOcean is or is not a U.S. resident for purposes of any foreign private issuer analysis.
For the foregoing reasons, even if the holders of record of Technology Holdings were deemed indirectly to own the shares of Stratus held by Technology Holdings, counting the 7.2% indirectly held by Intel Atlantic as held by a U.S. resident and the 32.2% indirectly held by the Investcorp Group and 17.5% indirectly held by MidOcean as held by non-U.S. residents, approximately 57.0% of the outstanding voting securities of Stratus would still be directly or indirectly owned of record by non-U.S. residents, and Stratus would still qualify as a foreign private issuer under the definition articulated in Rule 405 under the Securities Act.
Conclusion
For the reasons described above, fewer than 50% of the outstanding voting securities of Stratus are directly or indirectly owned of record by residents of the United States, and Stratus therefore constitutes a foreign private issuer. First and foremost, Technology Holdings is not the nominee of any of the Technology Holdings Shareholders. Further, even if ownership of the shares of Stratus held by Technology Holdings were deemed “indirectly” attributable to the Technology Holdings Shareholders, Stratus would still qualify as a foreign private issuer because fewer than 50% of its outstanding voting

[15]	Stratus understands from MidOcean that, as relates specifically to its investment in Technology Holdings, MidOcean US Advisor, LP, which is based in New York, is the only one of the Management Companies that provides any services to the MidOcean Fund or MidOcean. Stratus further understands that MidOcean US Advisor, LP is also party to a services agreement with Stratus Technologies, Inc., pursuant to which certain management, marketing and strategic planning services are provided by MidOcean US Advisor, LP to Stratus and its subsidiaries. This services agreement and an amendment thereto have previously been filed as Exhibits 10(r) and 10(s) to the Registration Statement.

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securities would directly or indirectly be owned of record by residents of the United States.
Prospectus Cover Page
2.	We note your response to prior comment 3 and the revisions that you have made to the cover page. Please add back to the cover page the following disclosure:
•	Each broker-dealer that receives the new securities pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of the new securities; and

•	If the broker-dealer acquired the old securities as a result of market making or other trading activities, the broker-dealer may use the prospectus for the exchange offer, as supplemented or amended, in connection with resale of the new securities.
In response to the Staff’s comment, we advise the Staff that we have revised the cover page of the prospectus in order to add back the requested disclosure.
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Please do not hesitate to contact me at 212-351-2333 if you have any questions or further comments. Thank you in advance for your prompt attention to this matter.
Sincerely,
/s/ Glenn R. Pollner
Glenn R. Pollner

cc:	Robert C. Laufer (Stratus Technologies Bermuda Holdings Ltd.) Frederick S. Prifty (Stratus Technologies Bermuda Holdings Ltd.)